Exhibit 99 Pages 30 through 36 of the Company's Annual Report on Form 10-K for the period ended December 31, 1996.

Certain Factors That May Affect Future Results

        The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time.

        Risks Associated with Acquisitions. The Company's strategy includes the acquisition of businesses, products and technologies that are complementary to those of the Company. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers. In furtherance of this strategy, in late 1996 and early 1997 the Company acquired three businesses, ISS, COBA-UK and COBA-Boston. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate these and any future acquired businesses, and the failure of the Company to integrate any acquired businesses could have a material adverse effect on the Company's business and results of operations. In order to finance any such future acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.


        Management of Growth. The Company is currently experiencing a period of rapid growth which has placed and could continue to place a strain on the Company's financial, management and other resources. From January 1, 1993 through December 31, 1996, the size of the Company's professional staff increased from 17 to 208 full-time equivalent employees, and further increases are anticipated. Since January 1, 1993, the Company has expanded geographically by adding employees based in Atlanta, Georgia; Boston, Massachusetts; Chicago, Illinois; San Francisco, California; Stamford, Connecticut; Washington D.C.; and London, England. The Company intends to open additional domestic and international offices as needed. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's business and results of operations could be adversely affected.

        Dependence on Gemini. Since 1993 the Company has been a party to the Teaming Agreement with Gemini pursuant to which the Company and Gemini have agreed to market and perform certain service offerings on a collaborative basis. Approximately 44%, 34% and 31% of the Company's revenues in 1994, 1995 and 1996, respectively, resulted from its relationship with Gemini; approximately 36%, 15% and 21%, respectively, of revenues were from services and other amounts billable to Gemini and approximately 8%, 19% and 10%, respectively, of revenues were from services billable directly to third parties. As a result, the Company's success is currently dependent in part on the success of Gemini's marketing efforts.

        In November 1996, the Company and Gemini entered into the Restated Teaming Agreement. Gemini has committed to provide the Company with certain minimum bookings during the term of the Restated Teaming Agreement, subject to the satisfaction of certain conditions. In the event that during any of the six month periods during the term of the Restated Teaming Agreement bookings obtained by Renaissance from Gemini customers or customers of joint service offerings by Renaissance and Gemini are less than specified minimum commitment levels, Gemini may retain the services of Renaissance for a fee equal to the amount of the deficiency. If at the end of twelve months a bookings deficiency still remains, Gemini is required to make a compensating payment to Renaissance of 25% of the remaining deficiency in full satisfaction of the bookings deficiency. Gemini's obligation to provide these bookings to the Company will terminate in the event that any of Harry M. Lasker, David A. Lubin or David P. Norton, the founders of the Company, ceases to be employed by the Company on a full time basis during the term of the Restated Teaming Agreement. In such event, the parties have agreed to negotiate in good faith to establish new commitments for the remainder of the term of the Restated Teaming Agreement. In addition, the amount of Gemini's bookings commitment is subject to adjustment as a result of, among other things, any failure by Renaissance to make available to Gemini such quantities of marketing and sales resources and such number of staff for joint service offerings as may from time to time be mutually agreed upon by the parties.

        The Company monitors Gemini's progress in meeting its bookings commitments through regular conference calls and meetings with Gemini representatives. "Bookings" are generally defined for purposes of the Restated

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

Teaming Agreement as gross fees (excluding expense reimbursements) committed to Renaissance as a result of the relationship with Gemini during the applicable period, as evidenced by a written agreement between the Company and the customer for the delivery of goods or services within twelve months, plus any such fees actually collected by the Company during such period which are not evidenced by a written agreement. Gemini generally is treated as having satisfied its bookings commitment regardless of whether revenues are recognized by Renaissance with respect to a particular engagement. For example, under the Restated Teaming Agreement, 50% of the fees attributable to a cancelled contract count towards Gemini's bookings commitment if such cancellation is not primarily attributable to the actions or omissions of Gemini. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. In addition, Gemini does not guarantee the collectibility of any receivables resulting from customer engagements under the Restated Teaming Agreement.

        The Restated Teaming Agreement has a term ending on November 1, 1999. The Restated Teaming Agreement is subject to earlier termination upon the occurrence of certain events, including a change in control of the Company (as defined in the Restated Teaming Agreement). In the event that the Restated Teaming Agreement is validly terminated by either party prior to its expiration, Renaissance is required to pay a termination fee to Gemini in an amount declining from a maximum of $1.6 million in the event of a termination prior to November 1, 1996 to a minimum of $250,000 in the event of a termination prior to November 1, 1999. In addition, in such event, various payment obligations contained in the Restated Teaming Agreement will terminate on the termination date. While the Company is continuing to build its internal marketing force and seeking additional strategic alliances, the termination of the Restated Teaming Agreement could have a material adverse effect on the Company's business and results of operations.

        Under the Restated Teaming Agreement, the Company has agreed to train Gemini in the use of the Company's Balanced Scorecard, desktop application and certain other methodologies during the period ending October 31, 1998 and to perpetually license these methodologies, to the extent developed prior to November 1, 1998, to Gemini on a non-exclusive basis. As a result, during the term of the Restated Teaming Agreement Gemini personnel may perform services in connection with joint service offerings which might otherwise be performed by Company personnel. In addition, following the termination of the Restated Teaming Agreement, Gemini will be in a position to compete with the Company using know-how and methodologies which might otherwise be proprietary to the Company.

        The Company's ability to obtain the benefit of the bookings commitments under the Restated Teaming Agreement may be affected by Gemini's creditworthiness. Under the terms of the Restated Teaming Agreement, Gemini is not required to provide the Company with information regarding Gemini's financial condition. Based on information made publicly available by an affiliate of Gemini, the Company believes that Gemini experienced a significant decline in sales and profits as well as capacity problems in 1995, and that Gemini's results for the first quarter of 1996 were below its budget for such quarter.

        In each of the four six month periods ended October 31, 1996, Gemini's actual bookings were lower than the minimum bookings provided for under the Teaming Agreement. During the six month period commenced on May 1, 1995 and ended October 31, 1995, Gemini's bookings commitment (as defined in the Teaming Agreement) to the Company was $8.25 million. The actual bookings for such period, net of bookings applied to the prior period deficiency, totalled approximately $1.9 million. Gemini satisfied the resulting $6.3 million deficiency in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini, work performed by Renaissance as a subcontractor for Gemini, work performed by Renaissance directly for Gemini and the acquisition by Gemini from the Company of certain Company program designs and related materials. During the six month period commenced on November 1, 1995 and ended April 30, 1996, Gemini's bookings commitment to the Company was $7.0 million. The actual bookings for the period, net of bookings applied to the prior period deficiency, totalled approximately $1.2 million. Gemini issued to Renaissance a purchase order for the deficiency of approximately $5.8 million. This purchase order was satisfied by Gemini in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini of approximately $4.0 million and a cash payment by Gemini to Renaissance of $750,000 in the third fiscal quarter of 1996 in satisfaction of the remaining $1.8 million purchase order obligation. The Company's net income for the third fiscal quarter of 1996 was favorably affected by this cash payment which was included in revenues and had no incremental cost associated with it. During the six month period commenced on May 1, 1996 and ended on October 31, 1996, Gemini's bookings commitment to the Company was $8.0 million. Approximately $4.1 million in revenues generated from the $5.2 million in bookings in this six month period were applied to satisfy the prior period deficiency. Pursuant to the terms of the Restated Teaming Agreement, Gemini satisfied the resulting bookings deficiency for the period ending October 31, 1996 with a one-time payment by Gemini to Renaissance of approximately $1.5 million.

        Concentration of Revenues. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of major projects. In 1994, 1995 and 1996, revenues from services and other amounts billable to Gemini accounted for approximately 36%, 15% and 21%, respectively, of the Company's total revenues. Revenues from services billable to Gemini in 1994 include revenues from services provided to CIGNA Corporation ("CIGNA") by the Company as a subcontractor on behalf of Gemini pursuant to the Teaming Agreement. These revenues from services provided to CIGNA accounted for approximately 25% of the Company's total revenues in 1994. In addition, revenues from services billable to divisions of AT&T and to Mobil Corporation accounted for approximately 8% and 7%, respectively, of the Company's total revenues in 1994 and revenues from services billable to divisions of AT&T and to CIGNA accounted for approximately 23% and 8%, respectively, of the Company's total revenues in 1995. In 1996, revenues from services billable to operating companies of AT&T accounted for approximately 26% of the Company's total revenues. The Company anticipates that revenues from operating companies of AT&T will decrease in the future because several engagements for this group of clients have been completed. The Company's revenues and earnings can fluctuate from quarter to quarter based on the number of customer engagements and the requirements of these engagements. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. An unanticipated termination of a major project could have a material adverse effect on the Company's business and results of operations.

        Variability of Quarterly Operating Results. Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors. Quarterly revenues and operating results can depend on the size of customer engagements during a quarter, the number of working days in a quarter and employee utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new customers and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the level of customer assignments can cause significant variations in operating results from quarter to quarter and could result in losses. The Company attempts to manage its personnel utilization rates by closely monitoring project timetables and staffing requirements for new projects. While the number of professional staff may be adjusted to some degree to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing customer projects and participate in securing new customer engagements. In addition, most of the Company's engagements are terminable without customer penalty. An unanticipated termination of a major project could result in an increase in underutilized employees and a decrease in revenues and profits or the incurrence of losses.

        Need to Develop New Offerings. The Company's future success will depend in significant part on its ability to successfully develop and introduce new service offerings and improved versions of existing service offerings. There can be no assurance that the Company will be successful in developing, introducing on a timely basis and marketing such service offerings or that any service offerings will be accepted in the market. Moreover, services offered by others may render the Company's services non-competitive or obsolete.

        Project Risks. Many of the Company's engagements involve projects which are critical to the operations of its customers' businesses and which provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in the incurrence by the Company of a financial loss and could damage the Company's reputation and adversely affect its ability to attract new business. In addition, an unanticipated difficulty in completing a project could have an adverse effect on the Company's business and results of operations. Fees for the Company's engagements typically are based on the project schedule, Renaissance staffing requirements, the level of customer involvement and the scope of the project as agreed upon with the customer at the project's inception. The Company generally seeks to obtain an adjustment in its fees in the event of any significant change in any of the assumptions upon which the original estimate was based. However, there can be no assurance that the Company will be successful in obtaining any such adjustment in the future.

        Attraction and Retention of Key Personnel; Dependence on Founders.   The
Company's business involves the delivery of professional services and is labor intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company. Although the Company expects to continue to attract and retain sufficient numbers of highly skilled employees for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of any of the Company's three founders or other key personnel could have a material adverse effect on the Company's business and results of operations, including its ability to attract employees and secure and complete engagements.

        Competition. The management consulting and client/server systems integration markets are subject to rapid change and are highly competitive. The Company competes with and faces potential competition for customer assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than does the Company. In addition, the management consulting and client/server systems integration markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company's customers primarily consist of major corporations, and there are an increasing number of professional services firms seeking management consulting and client/server systems integration engagements from that customer base. The Company believes that the principal competitive factors in the management consulting and client/server systems integration industries include the nature of the services offered, quality of service, responsiveness to customer needs, experience, technical expertise and price. There can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

        International Operations. Sales outside North America accounted for approximately 10% of the Company's revenues in 1996. The Company intends to expand its presence in European markets and anticipates that international sales will account for an increasing portion of revenues in the future. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand and adversely affect the profitability in U.S. dollars of services provided by the Company in foreign markets where payment for the Company's services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

        Intellectual Property Rights. The Company's success is dependent in part upon its management consulting and client/server systems integration methodologies and other intellectual property, some of which is proprietary to the Company. A significant portion of the Company's management consulting services are based on the Balanced Scorecard concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders. The Company believes that the Balanced Scorecard name is in the public domain. As a result, third parties may provide services using the Balanced Scorecard name which are competitive with the services offered by the Company.

        The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights or trademarks. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

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